Filed Pursuant to Rule 424(b)(3)

Registration No. 333-186273

PROSPECTUS

728,706 Shares of Series C Convertible Perpetual Preferred Stock

3,385,000 Shares of Common Stock

(Including 728,706 Shares Underlying the Series C Convertible Perpetual Preferred Stock)

This prospectus relates to the securities listed below that may be offered for sale from time to time by the persons named in this prospectus (and their permitted transferees) identified under the heading “Selling Securityholders” on page 13 of this prospectus who currently own such securities.

Investing in our securities involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors on page 3 of this prospectus, as well as the risk factors and other information contained in any documents we incorporate by reference into this prospectus before investing in any of the securities. See “Incorporation of Certain Information by Reference.”

This prospectus covers the following Securities:

•	3,385,000 shares of our common stock, no par value per share, including 2,656,294 shares of common stock and 728,706 shares of common stock issuable upon conversion of 728,706 shares of our Series C Convertible Perpetual Preferred stock, no par value per share (the “Series C Preferred Stock”); and
•	728,706 shares of our Series C Preferred Stock.

When used in this prospectus, the term “Securities” includes the shares of common stock and Series C Preferred Stock listed above, which we issued and sold pursuant to the Securities Purchase Agreement dated December 21, 2012 (the “Securities Purchase Agreement”) by and among us and the purchasers identified therein (the “2012 Transaction”). We agreed in a Registration Rights Agreement dated December 21, 2012 by and among us and the purchasers who were parties to the Securities Purchase Agreement to file this resale registration statement covering these Securities.

For a more detailed description of the issuance of the Securities pursuant to the Securities Purchase Agreement, see “Summary of the 2012 Transaction” on page 5.

The Selling Securityholders who may sell or otherwise dispose of the Securities are initial investors (or the permitted affiliate transferees of such investors) in the 2012 Transaction described above. The Selling Securityholders may offer the Securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices, at various prices determined at the time of sale or otherwise at negotiated prices. If the Securities are sold through underwriters, broker-dealers, or agents, the Selling Securityholders (or the purchasers of the Securities as negotiated with the Selling Securityholders) will be responsible for underwriting discounts or commissions or agent commissions, if any. The registration of the Securities does not necessarily mean that any of the Securities will be sold by the Selling Securityholders. The timing and amount of any sale is within the respective Selling Securityholders’ sole discretion, subject to certain restrictions. See “Plan of Distribution” on page 15 of this prospectus.

We will not receive any proceeds from the sale of Securities by the Selling Securityholders.

Shares of our common stock are traded on the NASDAQ Global Select Market under the symbol “FBNC”. The closing sale price of our common stock as reported on the NASDAQ Global Select Market on February 12, 2013 was $13.32 per share. Our Series C Preferred Stock is not currently listed on any established securities exchange or quotation system, and we do not intend to seek such listing. In the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept the Series C Preferred Stock for listing.

None of the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System, any state or other securities commission or any other federal or state bank regulatory agency has approved or disapproved of these Securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Securities are not savings accounts, deposits, or other obligations of any bank, thrift or other depository institution and are not insured by the FDIC or any other governmental agency or instrumentality.

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The date of this prospectus is February 12, 2013.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Securityholders are not making an offer to sell these Securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. First Bancorp’s business, financial condition, results of operations and prospects may have changed since such dates.

In this prospectus, we frequently use the terms “we,” “our” and “us” to refer to First Bancorp (“First Bancorp” or the “Company”) and its subsidiaries, including First Bank (the “Bank”).

FORWARD-LOOKING STATEMENTS

We believe that some of the information contained or incorporated by reference in this prospectus constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our future plans, objectives and expected performance. Specifically, statements that are not historical facts, including statements accompanied by qualifying words (and their derivatives) such as “may,” “would,” “could,” “should,” “will,” “expect,” “believe,” “anticipate,” “intend,” “estimate,” “plan” or similar expressions are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. We caution you that any such forward-looking statements are based on assumptions that we believe are reasonable, but are subject to a wide range of risks.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

•	local, regional, national and international economic, political and market conditions and the impact they may have on us and our customers, and our assessment of that impact;
•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation or deflation; and interest rate, market and monetary fluctuations;
•	changes in deposit flows, loan demand, real estate values and competition within the banking industry;
•	unanticipated changes in the regulatory environment, including the impact of changes in financial services laws, regulations and policies and the results of examinations of us by our regulatory authorities;
•	the effect of acquisitions we have made or may make in the future, including the failure to achieve the expected revenue growth, synergies and/or expense savings from such acquisitions; and
•	adverse changes in the securities market.

You should also consider carefully the statements in the “Risk Factors” section and other sections of this prospectus, any prospectus supplement, and the documents we incorporate by reference, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements. In addition, our past results do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statement, which speaks only as of the date it was made. We do not intend to update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement.

We file periodic reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet from the SEC’s website at http://www.sec.gov. Our filings with the SEC are also available to the public on our website at http://www.firstbancorp.com. Except for the documents filed by us with the SEC that are specifically incorporated by reference into this prospectus, none of the other information on our website is part of this prospectus. You may read and copy any periodic report, proxy statement or other information we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in documents filed with it. This means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or any prospectus supplement.

We incorporate by reference in this prospectus the documents listed below, except to the extent that any information contained in any such document is deemed “furnished” in accordance with the rules of the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2011.
•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012.
•	Our Current Reports on Form 8-K filed March 9, 2012, April 3, 2012, May 1, 2012, May 14, 2012, May 25, 2012, June 18, 2012, July 3, 2012, July 31, 2012, August 24, 2012, August 28, 2012, September 4, 2012 (Form 8-K/A), September 27, 2012, October 11, 2012, December 14, 2012, December 26, 2012 and January 24, 2013.
•	Portions of our proxy statement for the annual meeting of shareholders held on May 10, 2012 that have been incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2011.
•	The description of our common stock contained in our Registration Statement on Form 8-A as filed with the SEC on April 8, 1987.
•	All documents subsequently filed by us with the SEC pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered by this registration statement have been sold or that deregisters all securities then remaining unsold.
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You may request a copy of these documents, at no cost to you, by writing or telephoning us at:

First Bancorp

341 North Main Street

Post Office Box 508

Troy, North Carolina 27371-0508

Attention: Corporate Secretary

(910) 576-6171

Any statement made in this prospectus or any prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus or any prospectus supplement at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

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SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision to purchase the Securities. You should carefully read this entire prospectus, as well as the information incorporated by reference herein and therein, before deciding whether to invest in the Securities. You should carefully consider the sections entitled “Risk Factors” in this prospectus and the documents incorporated by reference herein and therein to determine whether an investment in the Securities is appropriate for you.

The Company

We are a bank holding company. Our principal activity is the ownership and operation of First Bank, a state-chartered bank with its main office in Troy, North Carolina. First Bank is fully consolidated for financial reporting purposes.

As of September 30, 2012, First Bank operated 98 branches, with 82 branches in North Carolina, 9 branches in South Carolina and 7 branches in Virginia, where First Bank does business as First Bank of Virginia. First Bank also has loan production offices in Greenville, North Carolina and Blacksburg, Virginia.

As of September 30, 2012, we had total assets of approximately $3.3 billion.

Our principal executive offices are located at 341 North Main Street, Troy, North Carolina, and our telephone number is (910) 576-6171.

The Offering

The following summary contains basic information about the Securities and is not intended to be complete and does not contain all the information that is important to you. For a more complete understanding of the Securities, you should read the sections of this prospectus entitled “Description of Capital Stock.”

Issuer	First Bancorp
Maximum number of shares of Common Stock offered by Selling Securityholders	3,385,000 shares of common stock (including 728,706 shares issuable upon conversion of the Series C Preferred Stock), as described in “Summary of the 2012 Transaction.”
Maximum number of shares of Series C Preferred Stock offered by Selling Securityholders	728,706 shares of Series C Preferred Stock, as described in “Summary of the 2012 Transaction.”
Shares Outstanding as of February 12, 2013

19,671,775 shares of common stock

63,500 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B.

728,706 shares of Series C Preferred Stock.

The only shares included in this prospectus are the 3,385,000 shares of common stock (including the 728,706 shares of common stock issuable upon conversion of the Series C Preferred Stock) and the 728,706 shares of Series C Preferred Stock.

Convertibility of Series C Preferred Stock into our Common Stock	Series C Preferred Stock may be converted into shares of common stock on a one-for-one basis only after the Series C Preferred Stock is transferred to third parties unaffiliated with the initial purchaser of the Series C Preferred Stock in certain permitted transfers. The Series C Preferred Stock may be transferred only through one or more of the following transactions: (i) to an affiliate of the holder or the Company; (ii) in a widespread distribution; (iii) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company (including pursuant to a related series of such transfers); and (iv) in a transfer to a transferee that would control more than a majority of the Company’s voting securities (not including the voting securities the transferee is acquiring in the transfer). Transfers meeting the requirements of items (ii), (iii) or (iv) above would trigger conversion of the transferred Series C Preferred Stock into shares of common stock.
Use of Proceeds	All Securities sold pursuant to this prospectus will be sold by the Selling Securityholders. We will not receive any of the proceeds from such sales. The Company used the proceeds from the 2012 Transaction to improve its balance sheet in anticipation of a sale of certain classified loans that occurred on January 23, 2013 and related write-down of these assets, as well as a write-down of a portion of its portfolio of non-covered foreclosed real estate assets in an effort to allow for the disposal of these properties in an accelerated time frame. Please see “Use of Proceeds” for a further description of these matters.
Risk Factors	An investment in our Securities is subject to risks. Please refer to the information contained under the caption “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our Securities.
NASDAQ Global Select Market Symbol	FBNC (common stock) The Series C Preferred Stock is not listed, and the Company does not intend to list the Series C Preferred Stock, on any market.

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RISK FACTORS

An investment in our Securities, whether common stock or Series C Preferred Stock, involves certain risks. You should carefully consider the information contained or incorporated by reference in this prospectus, including the information under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, before making an investment in our Securities. Each of the risks described in such documents, as well as those listed below, could materially and adversely affect our business, financial condition, results of operations, and prospects and could result in partial or complete loss of your investment. The information contained or incorporated by reference in this prospectus includes forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements. Risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations, prospects and the trading price or value of our Securities.

Risks Relating to our Securities

Our Securities are not insured deposits.

Our Securities are not bank deposits and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our Securities is inherently risky for the reasons described in this section and elsewhere in this prospectus and the documents incorporated by reference in this prospectus and is subject to market forces beyond our control that may affect the price of equity securities generally or the stocks of financial institutions in particular. As a result, if you acquire our Securities, you may lose some or all of your investment.

Our articles of incorporation and bylaws, as well as certain banking laws, may have an anti-takeover effect.

Provisions of our articles of incorporation and bylaws, as amended, as well as federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may hinder a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our Securities.

We may raise additional capital, which could adversely affect the market price of our Securities.

We are not restricted from issuing additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, or from issuing additional shares of preferred stock with terms and preferences that are comparable or senior to the terms and preferences of our Series C Preferred Stock. We evaluate opportunities to access the capital markets from time to time for various reasons, including potential acquisitions, taking into account our regulatory capital ratios, financial condition and other relevant considerations. Subject to market conditions, we may take further actions to raise additional capital. Such actions could include, among other things, the issuance of additional shares of common or preferred stock in public or private transactions in order to further increase our capital levels above the requirements for a well-capitalized institution established by the federal bank regulatory agencies as well as other regulatory targets. These issuances would, subject to limited subscription rights granted to the initial purchasers of the Securities described below under “Summary of the 2012 Transaction,” dilute ownership interests of investors in the Securities and could dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to holders of our common stock and Series C Preferred Stock, which may adversely impact our current shareholders.

Our common stock and Series C Preferred Stock are equity securities, and therefore are subordinate to our indebtedness, as well as to our junior subordinated debentures relating to our trust preferred securities, our other outstanding preferred stock, and possibly any additional preferred stock we may issue in the future.

Our common stock and Series C Preferred Stock are equity interests and do not constitute indebtedness of the Company. Consequently, our common stock and Series C Preferred Stock rank junior to all current and future indebtedness of the Company and other non-equity claims against us with respect to assets available to satisfy claims against us, including in the event of our liquidation or dissolution. We may, and the Bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness.

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At September 30, 2012, we had outstanding trust preferred securities totaling $46.4 million. Payments of the principal and interest on the trust preferred securities of these special purpose trusts are fully and unconditionally guaranteed by us. Further, the accompanying junior subordinated debentures are senior to our shares of common and Series C Preferred stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock or Series C Preferred Stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock or Series C Preferred Stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to a total of five years, during which time no cash dividends may be paid on our preferred or common stock.

Our common stock and Series C Preferred Stock are also junior and subordinate to the prior dividend, redemption and liquidation rights of our outstanding shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) and any additional preferred stock we may issue in the future that is designated as senior in any respect to the common stock and Series C Preferred Stock. See “Description of Capital Stock—Series B Preferred Stock.” Our Board of Directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our shareholders. If we issue preferred shares in the future that have a preference over our common stock and Series C Preferred Stock with respect to the payment of dividends, redemption or distributions upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of our common stock and the Series C Preferred Stock, then the rights of holders of our common stock and Series C Preferred Stock could be adversely affected. Further, the market price of our common stock and the price at which our Series C Preferred Stock may be sold could be adversely affected.

We are a holding company and depend on our Bank for dividends, distributions and other payments.

Substantially all of our activities are conducted through the Bank, and, consequently, as the parent company of the Bank, we receive substantially all of our revenue as dividends from the Bank. The amount of dividends that may be paid by the Bank are subject to legal limitations under North Carolina law. In addition, banking regulatory requirements may also restrict the amount of dividends that may be a paid by the Bank or the Company’s other subsidiaries. In the future, any declaration and payment of cash dividends will be subject to the Board’s evaluation of the Company’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations in addition to these legal and regulatory limitations.

Our common stock trades less frequently than the securities of many other financial services companies, which may make the value of your investment subject to fluctuation.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading volume in our common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors, including, among other things:

•	Actual or anticipated variations in quarterly results of operations;
•	Recommendations by securities analysts;
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•	Operating and stock price performance of other companies that investors deem comparable to our Company;
•	News reports relating to trends, concerns, regulatory developments and other issues in the financial services industry; and
•	Perceptions in the marketplace regarding our Company and/or its competitors and the industry in which we operate.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our performance.

It is highly unlikely that an active trading market for Series C Preferred Stock will develop.

The Series C Preferred Stock will not be a liquid investment because no public trading market currently exists for such security and it is highly unlikely that such a market will develop. Potential purchasers of the Series C Preferred Stock who would propose to purchase it in a transaction that would not result in its conversion to common stock should consider carefully the limited liquidity of such investment before purchasing any shares of the Series C Preferred Stock. We are not obligated, and do not intend, to apply for the listing of the Series C Preferred Stock on any securities exchange. Even if a trading market for the Series C Preferred Stock were to develop, it may not continue, and a purchaser of such securities may not be able to sell such securities at or above the price at which the securities were purchased.

SUMMARY OF THE 2012 TRANSACTION

On December 21, 2012, the Company entered into the Securities Purchase Agreement with certain accredited investors (the “Investors”), pursuant to which the Investors purchased an aggregate of 2,656,294 shares of the Company’s common stock and 728,706 shares of Series C Preferred Stock. The Company received approximately $33.8 million in gross proceeds from the sale of the Securities.

Pursuant to the terms of the Securities Purchase Agreement, the Investors also entered into a Registration Rights Agreement with the Company. Pursuant to the Registration Rights Agreement, we are registering the following: (1) 3,385,000 shares of common stock, consisting of (i) 2,656,294 shares issued pursuant to the Securities Purchase Agreement; and (ii) 728,706 shares of common stock issuable upon conversion of the Series C Preferred Stock; and (2) the 728,706 shares of Series C Preferred Stock.

Under the terms of the Securities Purchase Agreement entered into with the Investors, we granted the Investors subscription rights, subject to certain conditions and exceptions, to purchase securities we may offer in public or private offerings until the third anniversary of the 2012 Transaction ending on December 15, 2015, to enable the Investors to maintain their proportionate common stock-equivalent ownership interest in the Company. To qualify for such subscription rights, an Investor, together with its affiliates and any other persons who share a common investment advisor with the Investor, must own at least 2.0% of the Company’s outstanding common stock (including, for the purpose of this calculation in both the numerator and the denominator, any shares of common stock represented by securities held by the Investor that are convertible or exercisable for common stock).

In addition, under the terms of the Securities Purchase Agreement, and subject to satisfaction of various legal, regulatory, and corporate governance requirements, we granted Castle Creek Capital Partners IV, LP, (“Castle Creek”), certain board representation and observation rights. Pursuant to these rights, provided that Castle Creek and its affiliates own at least 4.9% of the Company’s common stock (including the Series C Preferred Stock held by Castle Creek on an as-converted basis, a “Qualifying Ownership Interest”), Castle Creek will be entitled to nominate a director for appointment to serve on the Company’s board of directors and the board of directors of the Bank, subject to receipt of requisite regulatory approvals. In lieu of exercising the right to nominate a board member, Castle Creek may appoint an observer to attend meetings of the Company board and Bank board in a non-voting observer capacity. With respect to each annual meeting of shareholders following the Closing, subject to satisfaction of legal, regulatory and governance requirements and for so long as Castle Creek and its affiliates beneficially own at least a Qualifying Ownership Interest and have a board representative, the Nominating and Corporate Governance Committee of the Company’s board is required to nominate the representative to serve on the boards of both the Company and the Bank. These board representation and observer rights may not be assigned by Castle Creek or its affiliates without the Company’s prior written consent.

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Under the Registration Rights Agreement entered into with the Investors, the Company has agreed to file with the SEC, within 40 days following the closing of the 2012 Transaction, a registration statement covering the resale of the common stock and the Series C Preferred Stock issued in the 2012 Transaction, and the underlying shares of common stock issuable upon conversion of the Series C Preferred Stock.

The Company will be required to make certain payments as liquidated damages under the Registration Rights Agreements to the Investors in certain circumstances if the registration statement is not (i) filed with the SEC within specific time periods, (ii) declared effective by the SEC within specified time periods or (iii) available (with certain limited exceptions) after having been declared effective.

USE OF PROCEEDS

All Securities sold pursuant to this prospectus will be offered and sold by the Selling Securityholders. We will not receive any of the proceeds from such sales. The Company used the proceeds from the 2012 Transaction to improve its balance sheet in anticipation of a sale that occurred on January 23, 2013 of certain classified loans and a planned write-down of certain foreclosed real estate assets in connection with efforts to accelerate the disposition of these assets. In connection with these actions, the Company determined that it would record non-cash charges in the fourth quarter of 2012 totaling $44.2 million on a pre-tax basis, with $33.6 million of the charges attributable to the loan sale and $10.6 million attributable to the real estate write-down.

DIVIDEND POLICY

Holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board out of legally available funds. The ability of our Board to declare and pay dividends on our common stock is subject to the terms of applicable North Carolina law and banking regulations. Further, the Company may not declare and pay dividends on its common stock or the Series C Preferred Stock during any quarter in which the Company fails to declare and pay dividends on its Series B Preferred Stock and for the next three quarters following such failure. The Series C Preferred Stock is equal in rank with our common stock with respect to dividends, such that dividends on the Series C Preferred Stock will be due and payable in the same amount and kind if and when declared on the common stock, except that if the dividend declared on the common stock is a stock dividend, holders of the Series C Preferred Stock will be entitled to payment of an equivalent dividend in shares of Series C Preferred Stock.

Also, we may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under trust preferred securities. The declaration and payment of future dividends to holders of our common stock and Series C Preferred Stock will also depend upon our earnings and financial condition, the capital requirements of our subsidiaries, regulatory conditions and other factors as our Board may deem relevant.

In every quarter since 2009, we have paid a quarterly cash dividend of $0.08 per share of common stock, with the most recent such dividend paid on January 25, 2013 to shareholders of record as of December 31, 2012. See also “Description of Capital Stock – Common Stock – Dividends” and “Description of Capital Stock – Series C Preferred Stock – Dividends” and “Description of Capital Stock – Series B Preferred Stock – Dividends” and “—Priority on Dividends and Repurchases” for additional information concerning payment of dividends.

There is no assurance that, in the future, the Company will have funds available to pay cash dividends, or, even if funds are available, that it will pay dividends in any particular amount or at any particular times, or that it will pay dividends at all.

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DESCRIPTION OF CAPITAL STOCK

Common Stock

The following is a brief description of the terms of our common stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the relevant provisions of North Carolina law, our articles of incorporation and our bylaws, in each case, as amended, copies of which have been filed with the SEC and are also available upon request from us. See “Where You Can Find More Information.”

General

We have authority to issue 40,000,000 shares of common stock, no par value. As of February 12, 2013, 19,671,775 shares were outstanding. Our common stock is listed on the NASDAQ Global Select Market under the symbol “FBNC.”

Our board of directors may authorize the issuance of additional shares of common stock without further action by our shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange or quotation system upon which our common shares may be listed or quoted.

Dividends

The holders of shares of common stock are entitled to dividends in such amounts as may be declared by the board of directors from time to time from funds legally available therefor. The dividend rights of holders of common stock are qualified and subject to the dividend rights of holders of Series B Preferred Stock described under the caption “– Series B Preferred Stock – Priority on Dividends and Repurchases” and “– Liquidation Rights” below. The ability of our Board to declare and pay dividends on our common stock is also subject to the terms of applicable North Carolina law and banking regulations.

Voting Rights

In general, holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. With respect to the election of directors, holders of our common stock may choose to elect our directors by cumulative voting. If cumulative voting is in effect, each shareholder is entitled to multiply the number of votes he or she is entitled to cast by the number of directors for whom he or she is entitled to vote, and to cast the product for a single candidate or distribute the product among two or more candidates.

Liquidation Rights

If we liquidate, dissolve or wind-up our business, whether voluntarily or not, holders of our common stock will share on a pro rata basis in the distribution of all assets remaining after we pay our liabilities, including but not limited to our outstanding trust preferred securities and the liquidation preference of any then outstanding preferred stock that is senior in right of liquidation payments to our common stock (including our outstanding Series B Preferred Stock). Because we are a bank holding company, our rights and the rights of our creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary’s creditors, except to the extent we may be deemed a creditor with recognized claims against our subsidiary.

Other Provisions

Other than as described above under “Summary of the 2012 Transaction,” holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our common stock is not subject to any sinking fund, and the outstanding shares are fully paid and non-assessable.

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Anti-Takeover Provisions

Certain provisions of our articles of incorporation, our bylaws and the North Carolina Business Corporation Act, as well as certain banking regulatory restrictions, may make it more difficult for someone to acquire control of us or to remove our management.

Advance Notice Provisions. Under our bylaws, a shareholder may not nominate a person for election to the board of directors or propose that any other business be considered at any annual meeting of shareholders unless the shareholder gives us timely notice of this action. To be timely, the notice must be delivered to us not less than 60 days nor more than 90 days in advance of the first anniversary of the preceding year’s shareholders’ meeting. However, if the meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, then notice must be given no earlier than the 90th day prior to the meeting and not later than the close of business on the later of the 60th day prior to the meeting or the 10th day following the day on which public announcement of the date of the meeting was first given. The notice must set forth certain information described in our bylaws.

Special Shareholders’ Meetings. Under our bylaws, special meetings of our shareholders may be called only by our president, chief executive officer or board of directors. So long as we are a public company, under North Carolina law, our shareholders are not entitled to call a special meeting. In addition, at a special meeting, our shareholders may only consider business related to the purposes of the meeting set forth in the notice of meeting.

Regulatory Ownership Restrictions. The Bank Holding Company Act of 1956, or “BHCA,” requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, a holder of 33% or more of our total equity or a holder of 5% or more of our common stock if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

Series C Preferred Stock

This section summarizes specific terms and provisions of the Series C Preferred Stock. The description of the Series C Preferred Stock contained in this section is qualified in its entirety by the actual terms of the Series C Preferred Stock, as are stated in the Articles of Amendment regarding the Series C Preferred Stock, a copy of which was attached as Exhibit 3.1 to our Current Report on Form 8-K filed on December 26, 2012 and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

Pursuant to our articles of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock, no par value. Our board of directors designated 728,706 shares of our preferred stock as Series C Preferred Stock and issued all shares of such preferred stock in the 2012 Transaction to Castle Creek. The Series C Preferred Stock is designed to be a common stock equivalent that is a non-voting security for purposes of the BHCA and the Change in Bank Control Act.

Dividends

The Series C Preferred Stock will receive such dividends and other distributions as we may declare and pay to all holders of common stock, on an as-converted basis (one share of common stock for each share of Series C Preferred Stock, subject to adjustments); provided, that if a stock dividend is declared on the common stock, holders of Series C Preferred Stock will be entitled to receive a comparable dividend payable solely in shares of Series C Preferred Stock.

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The Series C Preferred Stock ranks junior, with regard to dividends, to the Series B Preferred Stock and any other series of preferred stock that is issued by us from time to time that may be designated as senior to the Series C Preferred Stock. The Series C Preferred Stock has the same priority, with regard to dividends, as our common stock.

Voting Rights; Consent Rights

Except as from time to time required by applicable law, the Series C Preferred Stock has no voting rights. Notwithstanding the foregoing, and in addition to any other vote required by law, the Company may not, without the affirmative vote or consent of the holders of a majority of the outstanding shares of the Series C Preferred Stock: (i) alter or change the terms of the Series C Preferred Stock so as to adversely affect the rights, preferences, privileges or restrictions provided for the benefit of the holders of the Series C Preferred Stock, (ii) increase or decrease the authorized number of shares of Series C Preferred Stock or (iii) enter into any agreement, merger or business consolidation, or engage in any other transaction, or take any action that would have the effect of adversely affecting any preference or any relative or other right provided for the benefit of the holders of the Series C Preferred Stock.

Mandatory Conversion

The shares of Series C Preferred Stock will be mandatorily converted into shares of our common stock at a ratio of one share of common stock for each share of Series C Preferred Stock (subject to adjustments in certain events) only when the shares of the Series C Preferred Stock are transferred by Castle Creek to an unaffiliated third party in a “permissible transfer.” For purposes of the Series C Preferred Stock, a “permissible transfer” means a transfer: (i) to an affiliate of the holder or the Company; (ii) in a widespread distribution; (iii) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company (including pursuant to a related series of such transfers); and (iv) in a transfer to a transferee that would control more than a majority of the Company’s voting securities (not including the voting securities the transferee is acquiring in the transfer). Transfers that satisfy the terms of items (ii), (iii) or (iv) above would trigger the mandatory conversion feature of the Series C Preferred Stock.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up of the affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities, the holders of the Series C Preferred Stock will be entitled to receive, out of our assets available for distribution to our shareholders, subject to the rights of any persons to whom the Series C Preferred Stock is subordinate (including, but not limited to, holders of our Series B Preferred Stock), a distribution equal to (i) any authorized and declared, but unpaid, dividends with respect to the Series C Preferred Stock at the time of such liquidation, dissolution or winding up, and (ii) the amount the holder of such share of Series C Preferred Stock would receive in respect of such share if such share had been converted into one (1) share of common stock at the time of such liquidation, dissolution or winding up (assuming shares of Series C Preferred Stock had been converted at such time). Any distributions described in item (ii) above shall be made pro rata with any such distributions to holders of our common stock.

Redemption and Other Rights

The Series C Preferred Stock is not redeemable at the option of the holder or us, although the Company is not prohibited from repurchasing or otherwise acquiring shares of Series C Preferred Stock in voluntary transactions with the holders of these shares. The Series C Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Other than as described above under “Summary of the 2012 Transaction,” holders of our Series C Preferred Stock have no preemptive or subscription rights.

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Regulatory Ownership Restrictions

Any holder of 33% or more of our total equity (including our Series C Preferred Stock) or a holder of our Series C Preferred Stock if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

Series B Preferred Stock

The following is a brief description of the material terms of our Series B Preferred Stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the actual terms of the Series B Preferred Stock, as are stated in the Articles of Amendment regarding the Series B Preferred Stock, a copy of which was attached as Exhibit 3.1 to our Current Report on Form 8-K filed on September 6, 2011, a copy of which has been filed with the SEC and is also available upon request from us. See “Where You Can Find More Information.”

General

Pursuant to our articles of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock, no par value. Our board of directors designated 63,500 shares of our preferred stock as Series B Preferred Stock and issued all shares of such preferred stock to the Secretary of the Treasury (“Treasury”) under Treasury’s Small Business Lending Fund Program, on September 1, 2011 for a purchase price of $63,500,000 in a transaction exempt from the registration requirements of the Securities Act.

Dividends

The Series B Preferred Stock will pay non-cumulative dividends in arrears on January 1, April 1, July 1 and October 1 of each year, as and if declared by our board of directors out of legally available funds. Dividends payable with respect to the Series B preferred stock are payable to holders of record of Series B Preferred Stock on the date that is the 15th calendar day immediately preceding the applicable dividend payment date or such other record date as our board of directors or any duly authorized committee of the board of directors determines, so long as such record date is not more than 60 nor fewer than 10 days prior to the applicable dividend payment date.

The initial per annum dividend rate, as a percentage of the liquidation value, was to be 5%. The dividend rate for the second through tenth quarterly dividend periods has and will continue to be adjusted quarterly to reflect the amount of change in our “Qualified Small Business Lending” or “QSBL” (as defined below) over the baseline amount established in connection with the issuance of the Series B Preferred Stock and will range from 1% to 5% based on the following schedule:

	Divided Rate
Increase in QSBL over the Baseline Amount Divided Rate	2nd – 10th Dividend Periods	11th Dividend Period through Year 4.5	After Year 4.5
0% or less	5%	7%	9%
More than 0%, but less than 2.5%	5%	5%	9%
2.5% or more, but less than 5%	4%	4%	9%
5% or more, but less than 7.5%	3%	3%	9%
7.5% or more, but less than 10%	2%	2%	9%
10% or more	1%	1%	9%

If, at the beginning of the tenth full calendar quarter after the issuance of the Series B Preferred Stock, the QSBL amount has not increased over the baseline amount, then on each dividend payment date beginning with April 1, 2014 through and including April 1, 2016, we would be required to pay Treasury a lending incentive fee equal to 0.5% of the liquidation amount per share of the then-outstanding Series B Preferred Stock.

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“Qualified Small Business Lending,” or “QSBL,” is defined as the sum of all lending by us of the following types:

(i)	commercial and industrial loans;
(ii)	owner-occupied, nonfarm, nonresidential real estate loans;
(iii)	loans to finance agricultural production and other loans to farmers; and
(iv)	loans secured by farmland;

However, the following are excluded from the categories above: (A) any loan or group of loans to the same borrower and its affiliates with an original principal or commitment amount greater than $10 million or that is made to a borrower that had (or whose ultimate parent company had) more than $50 million in revenues during the most recent fiscal year ended as of the date of origination; (B) to the extent not included in (A) or (C), the portion of any loans guaranteed by the U.S. Small Business Administration, any other U.S. Government agency, or a U.S. Government-sponsored enterprise; and (C) to the extent not included in (A) or (B), the portion of any loans held by us for which the risk is assumed by a third party (e.g., the portion of loans that have been participated), while further adding to the amount determined above the cumulative amount of net charge-offs with respect to QSBL as measured since June 30, 2010.

For quarters subsequent to the issuance in 2011, the Company has paid a dividend rate ranging from 1.2% to 5.0%.

Dividends on the Series B Preferred Stock are non-cumulative. If for any reason our board of directors does not declare a dividend on the Series B Preferred Stock for a particular dividend period, then the holders of the Series B Preferred Stock will have no right to receive any dividend for that dividend period, and we will have no obligation to pay a dividend for that dividend period. We must, however, within five calendar days, deliver to the holders of the Series B Preferred Stock a written notice executed by our Chief Executive Officer and Chief Financial Officer stating our board of directors’ rationale for not declaring dividends. Our failure to pay a dividend on the Series B Preferred Stock also will restrict our ability to pay dividends on and repurchase other classes and series of our stock, including our common stock and Series C Preferred Stock. In addition, our failure to pay dividends on the Series B Preferred Stock for five or more dividend periods will give the holders of the Series B Preferred Stock the right to appoint a non-voting observer on our board of directors, and our failure to pay dividends on the Series B Preferred Stock for six or more dividend periods will give the holders of the Series B Preferred Stock the right to elect two directors. See “--Voting Rights; Consent Rights.”

Priority on Dividends and Repurchases

While the Series B Preferred Stock remains outstanding, we may declare and pay dividends on our common stock, any other shares of junior stock (which includes our Series C Preferred Stock) or parity stock, or repurchase shares of any such class or series of stock, only if after giving effect to the dividend or repurchase, our Tier 1 capital would be at least equal to the “Tier 1 Dividend Threshold” and full dividends on all outstanding shares of Series B Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid. The Tier 1 Dividend Threshold (as defined in our amended articles of incorporation) is subject to reduction, beginning on the first day of the eleventh dividend period following the date of issuance of the Series B Preferred Stock, by $6,350,000 (10% of the aggregate liquidation amount of the Series B Preferred Stock initially issued, without regard to any subsequent partial redemptions) for each 1% increase in QSBL from the baseline level to the ninth dividend period.

If a dividend is not declared and paid in full on the Series B Preferred Stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no dividend or distribution may be declared or paid on our common stock or any other shares of junior stock (other than dividends payable solely in shares of common stock) or parity stock and, subject to certain exceptions, there may be no repurchases of such shares; provided, however, that in any such dividend period in which a dividend is declared and paid on the Series B Preferred Stock, dividends may be paid on parity stock to the extent necessary to avoid any material covenant breach.

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Voting Rights; Consent Rights

The holders of the Series B Preferred Stock do not have voting rights except as set forth in the terms of the Series B Preferred Stock or as otherwise required by law.

If we have not declared and paid in full dividends for an aggregate of five quarters, whether or not consecutive, the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class, may appoint a representative to serve as an observer on the Board. Such right would continue until we have made full dividend payments for four consecutive quarters thereafter. If we have not declared and paid in full dividends for an aggregate of six quarters, and the aggregate liquidation preference of the outstanding shares of Series B Preferred Stock is greater than $25,000,000, the authorized number of directors on our Board of Directors shall automatically increase by two and the holders of the Series B Preferred Stock, voting as a single class, shall have the right to elect two directors to fill such newly created directorships. Such directors would be elected at each of our annual meetings held until we have made full dividend payments for four consecutive quarters. If extinguished by four consecutive timely dividend payments, the rights to appoint board observers and elect directors shall re-vest in the holders of the Series B Preferred Stock upon each subsequent missed quarterly dividend payment.

With regard to certain other matters, the approval of the Series B Preferred Stock, given in the form of (a) consent of Treasury if Treasury holds any shares of Series B Preferred Stock or (b) the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class, is required for effecting or validating (i) any amendment or alteration of our articles of incorporation to authorize, create or issue any shares (or any security convertible into any shares) of any equity security ranking senior to the Series B Preferred Stock with respect to the payment of dividends or distribution of assets in the event of a liquidation, dissolution or winding up; (ii) any change to our articles of incorporation that would adversely affect the rights, privileges or voting powers of the Series B Preferred Stock; (iii) any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock, subject to certain enumerated exceptions; and (iv) any sale of all or substantially all of our assets if the Series B Preferred Stock will not be contemporaneously redeemed.

No Conversion Rights

Holders of the Series B Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Redemption and Other Rights

Subject to the approval of the Federal Reserve Board, the Series B Preferred Stock is redeemable at our option in whole or in part at any time and from time to time. The per share redemption price for shares of Series B Preferred Stock shall be equal to the sum of the liquidation amount per share ($1,000), the per-share amount of any unpaid dividends for the current quarterly dividend period, and the pro rata amount of lending incentive fees for the current quarterly dividend period, if any. In the case of a partial redemption of the Series B Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors or a committee of the board determines to be fair and equitable, provided that shares representing at least 25% of the aggregate liquidation amount of the Series B Preferred Stock are redeemed.

The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of the Series B Preferred Stock have no preemptive or subscription rights or right to require redemption or repurchase of any shares of Series B Preferred Stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series B Preferred Stock shall be entitled to receive for each share of Series B preferred stock, out of our assets or proceeds thereof available for distribution to shareholders, subject to the rights of any creditors, payment in full in an amount equal to the liquidation amount per share, which is $1,000 per share, and the amount of any accrued and unpaid dividends on each share. Holders of Series B Preferred Stock would be entitled to receive this amount before any distribution of assets or proceeds to holders of our common stock and any other stock ranking junior to the Series B Preferred Stock, including our Series C Preferred Stock. If in any distribution described above our assets are not sufficient to pay in full the amounts payable with respect to the outstanding shares of Series B Preferred stock and any outstanding shares of parity stock, holders of the Series B Preferred Stock and parity stock would share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

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For purposes of the liquidation rights of the Series B Preferred Stock, neither a merger or consolidation of the Company with another entity nor a sale, lease or exchange of all or substantially all of our assets will constitute a liquidation, dissolution or winding up of the Company.

Depositary Shares Representing Series B Preferred Stock

Pursuant to the securities purchase agreement between us and Treasury in connection with the issuance of our Series B Preferred Stock, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the Series B Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series B Preferred Stock as specified by Treasury, may be issued. The Series B Preferred Stock would be held by a depositary (e.g. a bank or trust company) reasonably acceptable to Treasury. If we enter into such depositary arrangement, Treasury or other persons holding shares of Series B Preferred Stock or such depositary shares and who are eligible to sell such depositary shares could offer and sell depositary shares, each representing a fraction of a share of Series B Preferred Stock, instead of actual whole shares of Series B Preferred Stock. Pursuant to a registration rights agreement we entered with Treasury in connection with the issuance of the Series B Preferred Stock, we registered for resale all shares of the Series B Preferred Stock and potential depositary shares representing fractional interests in such shares in a Registration Statement on Form S-3 (SEC file number 333-177096) declared effective by the SEC on November 1, 2011.

SELLING SECURITYHOLDERS

When we refer to the “Selling Securityholders” in this prospectus we mean the persons listed in the table below. The Selling Securityholders may from time to time offer and sell any or all of the Securities set forth below pursuant to this prospectus. We do not know when or in what amounts the Selling Securityholders may offer Securities for sale. It is possible that the Selling Securityholders will not sell any or all of the shares offered under this prospectus.

The Selling Securityholders acquired the Securities covered by this prospectus pursuant to the Securities Purchase Agreement. The Selling Securityholders may, at any time and from time to time, offer and sell pursuant to this prospectus any or all of the Securities in any type of transaction as more fully described in “Plan of Distribution.”

Other than with respect to the acquisition of the Securities from us and as noted below, none of the Selling Securityholders has, or within the past three years has had, any position, office, or other material relationship with us.

As mentioned in “Plan of Distribution,” in offering the Securities covered by this prospectus, the Selling Securityholders (and any brokers, dealers or agents that participate in the distribution of Securities) may be deemed to be “underwriters” within the meaning of the Securities Act.

Securities Covered by this Prospectus Held by Selling Securityholders

The following table sets forth a list of the Selling Securityholders and their ownership of Securities to be offered pursuant to this prospectus. All percentages are based on the (i) 19,671,775 shares of common stock that were outstanding as of February 12, 2013 and (ii) the 728,706 shares of common stock issuable upon conversion of the Series C Preferred Stock.

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Because the Selling Securityholders may offer all or some of the Securities pursuant to this prospectus, and because we have been advised that there are currently no agreements, arrangements or understandings with respect to the sale of any such Securities, we cannot estimate the number of Securities that will be held by the Selling Securityholders after completion of the offering. For purposes of the table below, we have assumed that Selling Securityholders would sell all of the Securities held by them and therefore would hold no Securities following the offering and hold zero percentage of the Securities following the offering. Except as stated in the footnotes, each Selling Securityholder has requested that their full allotment of Securities be registered for resale in this offering.

The information set forth below is based on information provided by the Selling Securityholders.

Name of Selling Securityholder	Shares of Common Stock owned pre- offering	Shares of Series C Preferred Stock owned pre- offering	Maximum shares of Common Stock to be offered	Maximum shares of Series C Preferred Stock to be offered	Shares of Common Stock owned post- offering(1)	Shares of Series C Preferred Stock owned post- offering(1)	Percentage of Outstanding Common Stock owned post- offering(2)
Castle Creek Capital Partners IV, LP (3)	963,794	728,706	963,794	728,706	—	—	—
Bay Pond Partners, L.P.(4)	732,177	—	732,177	—	—	—	—
Bay Pond Investors USB, LLC(4)	459,175	—	459,175	—	—	—	—
Ithan Creek Investors USB, LLC(4)	175,681	—	175,681	—	—	—	—
Wolf Creek Partners, L.P.(4)	152,325	—	152,325	—	—	—	—
Wolf Creek Investors USB, LLC(4)	130,661	—	130,661	—	—	—	—
Ithan Creek Investors II USB, LLC(4)	42,481	—	42,481	—	—	—	—

(1) Assumes that each Selling Securityholder will sell all shares offered by it under this prospectus.

(2) This number represents the percentage of common stock to be owned by each Selling Securityholder after completion of the offering based on 19,671,775 of shares outstanding on February 12, 2013, as adjusted to reflect the assumption that the 728,706 shares of Series C Common Stock covered by this prospectus will be converted into 728,706 shares of common stock upon completion of the offering so that 20,400,481 shares of common stock will then be outstanding.

(3) Castle Creek Capital Partners IV, LP has indicated that it is an affiliate of a broker-dealer, but has represented that it acquired its shares in the ordinary course of business and, at the time of the acquisition of the shares, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(4) Wellington Management Company, LLP is the investment advisor registered under the Investment Advisors Act of 1940, as amended, and, in such capacity may be deemed to have shared voting and dispositive power over the shares held by its client accounts. Each of Bay Pond Partners, L.P., Bay Pond Investors, USB, LLC, Ithan Creek Investors USB, LLC, Wolf Creek Partners, L.P., Wolf Creek Investors USB, LLC and Ithan Creek Investors II USB, LLC has indicated that it may be deemed to be an affiliate of a registered broker-dealer, but it has represented that it acquired its shares in the ordinary course of business and, at the time of the acquisition of the shares, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

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PLAN OF DISTRIBUTION

We are registering the Securities issued to the Selling Securityholders to permit the resale of these Securities by the holders of the Securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Securityholders of the Securities. We will bear all fees and expenses incident to our obligation to register the Securities.

The Selling Securityholders may sell all or a portion of the Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Securities are sold through underwriters or broker-dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Securities may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Securityholders may use any one or more of the following methods when selling Securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the Selling Securityholders to sell a specified number of such securities at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;
•	a combination of any such methods of sale;
•	any other method permitted pursuant to applicable law.

The Selling Securityholders also may resell all or a portion of the Securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in sales. If the Selling Securityholders effect such transactions by selling Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of the Securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD Rule IM-2440.

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In connection with sales of the Securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Securities in the course of hedging in positions they assume. The Selling Securityholders may also sell Securities short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the Selling Securityholders may deliver Securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Securityholders may also loan or pledge Securities to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Securityholders have been advised that they may not use shares registered on this Registration Statement to cover short sales of our Securities made prior to the date the Registration Statement, of which this prospectus forms a part, has been declared effective by the SEC.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer and donate the Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Any broker-dealer or agents participating in the distribution of the Securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. To the extent that any of the Selling Securityholders are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, such Selling Securityholders will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each Selling Securityholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities. Upon the Company being notified in writing by a Selling Securityholder that any material arrangement has been entered into with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed by the Company, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Securityholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such Securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

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There can be no assurance that any Selling Securityholder will sell any or all of the Securities registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each Selling Securityholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Securities by the Selling Securityholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the Securities. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

We will pay all expenses of the registration of the Securities pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, that each Selling Securityholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the Selling Securityholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the Selling Securityholders will be entitled to contribution. We may be indemnified by the Selling Securityholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Securityholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the Securities offered by this prospectus and certain other legal matters will be passed upon for us by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. As of February 12, 2013, members of Robinson, Bradshaw & Hinson, P.A. beneficially owned less than 1% of our common stock.

EXPERTS

Our consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 have been incorporated by reference in this prospectus in reliance upon the report of Elliott Davis, PLLC, an independent registered public accounting firm, incorporated by reference herein and therein, and upon the authority of said firm as experts in accounting and auditing.

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